SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)(1)

                            OnCure Technologies Corp.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    68232U100
                                 (CUSIP Number)

                                  May 15, 2002
             (Date of Event Which Requires Filing of this Statement)

Stephen J. Warner                           Stephen J. Warner
Alpine Venture Capital Partners LP          Alpine Venture Capital Corp.
One North Clematis Street                   One North Clematis Street
Suite 510                                   Suite 510
West Palm Beach, FL 33401                   West Palm Beach, FL 33401
(561) 838-9005                              (561) 838-9005

                  (Name & Address & Telephone Number of Person
                Authorized to Receive Notices and Communications)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            |_|   Rule 13d-l(b)

            |X|   Rule 13d-l(c)

            |_|   Rule 13d-l(d)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68232U100                      13G                   Page 2 of 8 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alpine Venture Capital Partners LP   65-095-4244
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          2,538,462
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       2,538,462
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,538,462
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    19.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 68232U100                      13G                   Page 3 of 8 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alpine Venture Capital Corp.  65-095-2124
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          2,538,462
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       2,538,462
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,538,462
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    19.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 68232U100                      13G                   Page 4 of 8 Pages


Item 1(a).  Name of Issuer:

            OnCure Technologies Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            700 Ygnacio Valley Road
            Suite 300
            Walnut Creek, CA 94596

Item 2(a).  Name of Persons Filing:

            Alpine Venture Capital Partners LP

            Alpine Venture Capital Corp. as the general partner of Alpine Venture Capital Partners LP

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            Alpine Venture Capital Partners LP: One North Clematis Street, Suite 510, West Palm Beach, FL 33401

            Alpine Venture Capital Corp.: One North Clematis Street, Suite 510, West Palm Beach, Florida 33401

Item 2(c).  Citizenship:

            Alpine Venture Capital Partners LP: Delaware Limited Partnership

            Alpine Venture Capital Corp.: Florida Corporation

Item 2(d).  Title of Class of Securities:

            The security to which this statement relates is the common stock, $.001 par value, of OnCure Technologies Corp., a Florida corporation (the "Common Stock") (the "Issuer"). Each of the persons filing this statement is deemed to be the beneficial owner of the shares of Common Stock reported with respect to such person in Item 4 by virtue of its acquisition of beneficial ownership of the Issuer's Series E Convertible Preferred Stock and Warrants, dated January 18, 2001 and May 15, 2002, respectively, including the right to acquire beneficial ownership of shares of Common Stock within 60 days upon exercise of the Series E Convertible Preferred Stock or the Warrants, as the case may be.

Item 2(e).  CUSIP Number:

            68232U100

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

CUSIP No. 68232U100                      13G                   Page 5 of 8 Pages


      (a)   |_| Broker or dealer registered under Section 15 of the Exchange
                Act.

      (b)   |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

      (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

      (e)   |_| An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership (As of May 15, 2002)

      (a)   Amount beneficially owned:

            Alpine Venture Capital Partners LP (the "Limited Partnership") beneficially owns (i) 500 shares of Series E Convertible Preferred Stock of the Issuer which shares are convertible into 1,538,462 shares of Common Stock and (ii) Warrants exercisable for 1,000,000 shares of Common Stock, for an aggregate of 2,538,462 shares of Common Stock representing 19.9% direct beneficial ownership of the Common Stock outstanding. Alpine Venture Capital Corp. is the general partner of the Limited Partnership (the "General Partner") and may be deemed to beneficially own the 2,538,462 shares of Common Stock beneficially owned by the Limited Partnership.

            The Limited Partnership previously reported the beneficial ownership of 1,538,462 shares of Common Stock on a Schedule 13G, dated May 22, 2001 (the "Initial Report"). The filing of this statement by the Limited Partnership shall be deemed to amend such Initial Report in all respects.

CUSIP No. 68232U100                  13G                       Page 6 of 8 Pages

      (b)   Percent of class:

            The Limited Partnership owns beneficially and of record 2,538,462 shares of Common Stock which represents 19.9% beneficial ownership of the Common Stock issued and outstanding. The General Partner, in its capacity as general partner of the Limited Partnership, may be deemed to beneficially own the 2,538,462 shared held by the Limited Partnership representing 19.9% indirect beneficial ownership of the Common Stock issued and outstanding. The percentages of ownership are based on the 10,222,513 shares of Common Stock reported outstanding in the OnCure Technologies Corp. 10-QSB dated May 15, 2002.

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote

                  Alpine Venture Capital Partners LP: 0
                  Alpine Venture Capital Corp.: 0

            (ii)  Shared power to vote or direct the vote

                  Alpine Venture Capital Partners LP: 2,538,462
                  Alpine Venture Capital Corp.: 2,538,462

            (iii) Sole power to dispose or to direct the disposition of

                  Alpine Venture Capital Partners LP: 0
                  Alpine Venture Capital Corp.: 0

            (iv)  Shared power to dispose or to direct the disposition of

                  Alpine Venture Capital Partners LP: 2,538,462
                  Alpine Venture Capital Corp.: 2,538,462

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not applicable.

CUSIP No. 68232U100                      13G                   Page 7 of 8 Pages


Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certifications.

            "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             July 3, 2002
                                             -----------------------------------
                                                               (Date)

                                             Alpine Venture Capital Partners LP
                                             By: Alpine Venture Capital Corp.,
                                                 its General Partner


                                             /s/ Stephen J. Warner
                                             -----------------------------------
                                             By: Stephen J. Warner
                                             Title: President

CUSIP No. 68232U100                      13G                   Page 8 of 8 Pages


Item 10.    Certifications.

            "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            July 3, 2002
                                            ------------------------------------
                                                     (Date)

                                            Alpine Venture Capital Corp.


                                            /s/ Stephen J. Warner
                                            ------------------------------------
                                            By: Stephen J. Warner
                                            Title: President